Consent of Independent Registered Public Accounting Firm
To the Board of Directors of HSBC Finance Corporation:
We consent to the incorporation of our report dated February 28, 2005, included in the Annual Report on Form 10-K of HSBC Finance Corporation (the Company) (formerly Household International, Inc.) as of December 31, 2004 (successor basis) and December 31, 2003 (successor basis) (restated) and for the year ended December 31, 2004 (successor basis), for the periods January 1, 2003 through March 28, 2003 (predecessor basis) and March 29, 2003 through December 31, 2003 (successor basis) (restated), and for the year ended December 31, 2002 (predecessor basis), into the Company’s Registration Statement relating to Trust Preferred Securities of HSBC Finance Capital Trust IX and Junior Subordinated Deferrable Interest Notes of HSBC Finance Corporation (the Registration Statement) on Form S-3 and to the reference to our firm under the heading “Experts” in the Registration Statement.
Our report dated February 28, 2005 contains an explanatory paragraph that states effective March 28, 2003, HSBC Holdings plc acquired all of the outstanding stock of Household International, Inc. (now HSBC Finance Corporation) in a business combination accounted for as a purchase. As a result of the acquisition, the consolidated financial information for the period after the acquisition is presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable.
Our report dated February 28, 2005 also contains an explanatory paragraph that states HSBC Finance Corporation has restated its consolidated financial statements as of December 31, 2003 (successor basis) and for the period March 29, 2003 through December 31, 2003 (successor basis).

/s/ KPMG LLP

Chicago, Illinois
September 16, 2005